June 5, 2025

FILED VIA EDGAR

Mr. Bernard Nolan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company

(File No. 333-275154)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on May 20, 2025 with regard to the Company’s Post-Effective Amendment Number 1 to Registration Statement Number 333-275154 (the “Amendment”), relating to the Certificates of the Company. The Amendment was filed with the Commission on May 7, 2025 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Comments:

1.	We note that you are seeking to enable holders of the Transferable Certificates to use them as a means of settlement in transactions involving the purchase of “non-security digital assets” including on digital asset trading platforms that are not registered under the federal securities laws. Please provide appropriate risk factor disclosures regarding the risk that such digital asset trading platforms may be deemed to be out of compliance with the federal securities laws as a result of transactions involving the Transferable Certificates and the possible consequences for you or your affiliates.

Response: The requested disclosure has been added to the Amendment.

2.	Please update the summary under the section “Overview of Figure Certificates” to state when interest on a Figure Transferable Certificate will begin accruing to that Certificate’s Record Holder.

Response: The requested disclosure has been added to the Amendment.

3.	In the section titled “Overview of Digital Representations of Certificates and the Use of FCC’s Blockchain-Integrated System,” please make clear here and in other related disclosures that the transfer agent maintains the official record of certificate ownership off-chain and that the on-chain record is thus merely a reflection of and/or informs the official record of ownership maintained off-chain.

Response: Consistent with the “Division of Trading and Markets: Frequently Asked Questions Relating to Crypto Asset Activities and Distributed Ledger Technology,” upon the effective date of the Amendment, the Company’s transfer agent’s master securityholder file will be comprised of both transaction information maintained on approved blockchains and personal information and other identifying or non-public information maintained off-chain within the transfer agent’s proprietary systems. The Company has updated the disclosure throughout the Amendment to reflect this change, including changing the characterization of the digital tokens from digital representations of Figure’s Certificates to digital asset securities.

4.	Where the Amendment states that “FCC may also use the Polygon, Aptos, Avalanche, Arbitrum, Ethereum, Solana, and Base and other suitable blockchains for accounts upon request and subject to eligibility,” please confirm that these are generic eligibility requirements such that there are, for example, no account value thresholds that must be met to be able to hold the digital representations of certificates on a blockchain other than the Provenance Blockchain. If this is not the case, please explain supplementally and revise the disclosure accordingly.

Response: The Company has revised the disclosure in the Amendment to remove reference to eligibility requirements, as prospective and existing Certificate holders will not be subject to eligibility requirements.

5.	On page 8, the disclosure indicates that the Company and its transfer agent will have control of the digital representations of certificates only to the extent that the holder of those digital representations of certificates transacts directly with the Company. Please revise this disclosure to ensure that investors know that the Company and/or its transfer agent maintain administrative control over on-chain record regardless of whether the transfers involve the Company.

Response: The Company has revised the disclosure in the Amendment as requested.

6.	Please explain why the following language was deleted from the prospectus:

“Although Figure Transferable Certificates may become available on an ATS, there is presently no public market for the Certificates and no current intent to develop a non-ATS public market. Such a market may never be available to investors and, if FCC were to decide to pursue one, its availability would be subject to then-existing regulations and regulatory interpretations. Accordingly, this may further limit the number of eligible investors available to participate in secondary transactions, and Figure Transferable Certificates may therefore be less liquid when it comes to secondary transactions than many other securities.”

Response: The Company has reinserted the deleted disclosure in the Amendment.

7.	On page 13, under the subsection titled “Risk of Using Native Digital Assets,” please revise this disclosure to also indicate that the native digital asset may not only be deemed a security but may also be deemed to be offered and sold as part of or subject to an investment contract.

Response: The requested disclosure has been added to the Amendment.

8.	On Page 19 under the section titled “the Certificates are Digital Representations of FCC’s Face-Amount Certificates,” the Amendment states that “Figure Equity Solutions, Inc. (the “Transfer Agent”) maintains the official record of Certificate ownership via a proprietary blockchain-integrated system that utilizes features of traditional book-entry form and one or more public blockchain networks” (emphasis added). Please include additional language clarifying that the on-chain record is thus merely a reflection of and/or informs the official record of ownership maintained off-chain.

Response: Consistent with the response to Comment 3 above, the Company has retained the disclosure cited above in Comment 8.

9.	On page 20, the Amendment states the following, which suggests that the Company and its transfer agent may disclaim their control of the record of securities ownership:

“As a result, the owner of an unapproved wallet that receives a digital representation of a Certificate will not be listed as a Certificate holder in the records maintained by the Transfer Agent and will not earn or receive any interest payments associated with any Certificates. The owner of such an unapproved wallet would have to have their wallet approved by FCC or the Transfer Agent in order to become recognized as a Certificate holder and begin to accrue interest on Certificates associated with the digital representations held in such owner’s wallet.”

Please revise or remove this disclosure.

Response: The Company has removed the disclosure cited above in Comment 9.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown

Susan Gault-Brown

Allen Overy Shearman Sterling US, LLP

cc: Michael Cagney, Chief Executive Officer, Figure Certificate Company